SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the First Extraordinary General Meeting for 2013

Number of shares relevant to this form of proxy                                                                                                                                                                                      (Note 1) I/We                                                                                                                                                                                                                                                       (Note 2) of address/identity card number and shareholder number                                                                                                being shareholder/ shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                                       A shares/                                                               H shares (Note 3) of the Company hereby appoint the Chairman of the first extraordinary general meeting for 2013 (the “EGM”) /                                                                             (Note 4) as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 14:00 on Tuesday, 22 October 2013 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolution		For (Note 5)	Against (Note 5)
1	To consider and approve the appointment of Mr. Zhang Yimin as the independent non-executive director of the Company’s seventh session of the Board
Special Resolution		For (Note 5)	Against (Note 5)
2	To consider and approve the proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund.

Date 2013	Signature: (Note 6)

Notes:

1

Please fill in the number of Shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of Shares will cause this form of proxy to be deemed to relate to all the Shares registered in the Company in your name(s).

2

H Shareholders of the Company, please fill in your full name(s) and address(es) in BLOCK LETTERS; A Shareholders of the Company, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3	Please fill in the number of Shares registered in your name(s).

4

Any Shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a Shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the EGM” and insert the name, address and identity card number of the proxy desired in the space provided. A Shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a Shareholder of the Company but he/she must attend the EGM in person.

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Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

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This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

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A Shareholders of the Company should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM.

H Shareholders of the Company should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.

8	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

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In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the First Extraordinary General Meeting for 2013

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the first extraordinary general meeting for 2013 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.

In accordance with the resolutions made at the fifteenth meeting of the seventh session of the board of directors of the Company, the share registration date for the EGM is Wednesday, 18 September 2013. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the EGM.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please return this notice of attendance by Monday, 30 September 2013 (based on the postal chop of the local post office, if by mail).

(a)	A Shareholders of the Company

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai, PRC.

or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

Suite B, 28/F, Huamin Empire Plaza,

728 West Yan’an Road,

Shanghai, PRC.

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai 200540, PRC.

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (+86) 21 5794 0050

(b)	H Shareholders of the Company

Please return this notice of attendance in person or by mail to the Company’s H Share registrar:

Hong Kong Registrars Limited,

17M Floor, Hopewell Centre,

183 Queen’s Road East,

Wan Chai, Hong Kong.

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